Exhibit 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2010	2009	2008	2007	2006

(Loss)/income from continuing operations	$(27,562)	$(5,520)	$9,636	$116,370	$15,522
Add from continuing operations:
Interest on indebtedness(a)	52,222	53,547	46,671	35,455	37,727
Portion of rents representative of the interest factor	1,564	1,543	1,437	447	379

Earnings	$26,224	$49,570	$57,744	$152,272	$53,628

Fixed charges from continuing operations:
Interest on indebtedness(a)	$52,222	$53,547	$46,671	$35,455	$37,727
Capitalized interest	1,340	444	573	909	1,096
Portion of rents representative of the interest factor	1,564	1,543	1,437	447	379

Fixed charges	$55,126	$55,534	$48,681	$36,811	$39,202

Ratio of earnings to fixed charges	—	—	1.19	4.14	1.37

For the year ended December 31, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $28.9 million.

For the year ended December 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $6.0 million.